UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

On June 15, 2006, the registrant entered into a letter of intent with a third party, pursuant to which the third party will extend to the registrant a loan in the amount of $700,000. The parties also agreed to commence negotiations relating to the sale by the registrant to the third party of the registrant's assets and intellectual property for a consideration consisting of cash and shares of the purchaser (the "Acquisition"). Consummation of the Acquisition is subject to approval by the registrant's shareholders and certain other approvals. The agreement relating to the Acquisition is terminable at will by either party at any time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: June 19, 2006	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Operating Officer